

Agenda Date: 12/17/03
Agenda Item: 2A

STATE OF NEW JERSEY
Board of *Public Utilities*
Two Gateway Center
Newark, NJ 07102
www.bpu.state.nj.us

IN THE MATTER OF THE PETITION OF ATLANTIC CITY ELECTRIC COMPANY, PURSUANT TO N.J.S.A 48:2-13 AND N.J.S.A 48:3-9 FOR AUTHORITY TO ISSUE SHORT-TERM INDEBTEDNESS PRIOR TO JANUARY 1, 2006	)))))	ENERGY ORDER OF APPROVAL DOCKET NO. EF03090701

SERVICE LIST ATTACHED)

BY THE BOARD:

On September 8, 2003, Atlantic City Electric Company (Petitioner), a public utility of the State of New Jersey, filed a petition with the New Jersey Board of Public Utilities (Board) requesting authority pursuant to N.J.S.A. 48:2-13 and N.J.S.A. 48:3-9 to continue to issue, renew or extend unsecured short-term indebtedness (Short-Term Debt) from time to time prior to January 1, 2006, in an aggregate principal amount outstanding at any one time not in excess of $250 million. The Board, in its Order in Docket No. EF01100640, dated November 20, 2001, authorized Petitioner to issue similar Short-term Debt prior to January 1, 2004.

Petitioner is engaged in an ongoing construction program of additions and improvements to its electric facilities. Cash requirements associated with Petitioner's construction program, working capital requirements and maturities and sinking fund requirements of its outstanding securities will be provided by means of internally generated funds, and, to the extent necessary, through external financing.

In order to facilitate its interim financing, and to accommodate other current corporate transactions, Petitioner has requested that the Board extend to January 1, 2006, the authorization previously granted by this Board in its Order dated November 20, 2001 in Docket No. EF01100640 relating to the issuance of Short-Term Debt by the Petitioner and to establish a limit of $250 million with regard to the aggregate amount of Short-term Debt that may be outstanding at any one time.

Staff of the Division of Energy has reviewed the continuing electric construction program of Petitioner for which a portion of these moneys is intended, and has found that the funds for the construction program will be used for utility purposes to allow Petitioner to expand and improve its facilities.

By a letter dated December 3, 2003, the Ratepayer Advocate indicated that it does not object to the Petitioner's request for authority to issue short-term debt of up to $250 million in principal amount, provided that the proceeds of any short-term debt is used to finance the operations of the Petitioner and not to finance the borrowing requests of the Pepco Holdings Cash Pool. The Ratepayer Advocate reserves the right to examine this transaction in the context of the Company's pending base rate case.

The Board, after investigation, having considered the exhibits submitted in this matter and being satisfied that issuance, from time to time, of Short-Term Debt as proposed by Petitioner is to be made in accordance with law, is in the public interest and approving the purposes thereof, HEREBY ORDERS that Petitioner be and is HEREBY AUTHORIZED to issue unsecured short-term indebtedness payable not more than twelve (12) months after the date or dates thereof, from time to time prior to January 1, 2006, in an aggregate principal amount outstanding at any one time not in excess of $250 million.

This Order is issued subject to the following provisions:

1.   Within thirty (30) days after the close of each fiscal quarter, Petitioner shall file with the Board a statement setting forth in reasonable detail the amounts of its unsecured indebtedness outstanding, the dates of issue and maturity and the rates of interest thereon;

2.   This Order shall not be construed as directly or indirectly fixing for any purpose whatsoever any value of the tangible or intangible assets now owned or hereafter to be owned by Petitioner;

3.   This Order shall not be construed as a certification that the Short-Term Debt proposed to be issued will be represented by tangible or intangible assets of commensurate value;

4.   This Order shall not affect or in any way limit the exercise of the authority of this Board or of this state, in any future petition or in any proceeding with respect to rates, franchises, service, financing, accounting, capitalization, depreciation, or in any other matter affecting the Petitioner;

5.   Petitioner shall submit to the Office of the Economist and to the BPU Staff, copies of all resolutions that shall be adopted by the Board of Directors of Petitioner during the term of this Order, that shall have the effect of changing the amount of unsecured indebtedness within the limits established by this Order. Such submittals shall be for informational purposes only, and shall be made within ten (10) days following the taking of such action by Petitioner's Board of Directors; and

6.   The authority granted in this Order shall become null and void and of no effect with respect to any portion which is not exercised prior to January 1, 2006.

Petitioner is directed to comply with all of the provisions of N.J.A.C. 14:11-1.7.

DATED: 12/18/03   BOARD OF PUBLIC UTILITIES
                                                                          BY:

                                          [SIGNED]
                              _____
                                    JEANNE M. FOX
                                    PRESIDENT

[SIGNED]   [SIGNED]
_____   _____
FREDERICK F. BUTLER   CAROL J. MURPHY
COMMISSIONER   COMMISSIONER

[SIGNED]   [SIGNED]
_____   _____
CONNIE O. HUGHES   JACK ALTER
COMMISSIONER   COMMISSIONER

ATTEST:

[SIGNED]

KRISTI IZZO
SECRETARY

I/M/O petition of Atlantic City Electric Company,
Pursuant to <u>N.J.S.A.</u> 48:2-13 and <u>N.J.S.A.</u> for Authority to
Issue Short-term Indebtedness Prior to January 1, 2006
Docket No: EF03090701

Service List

BPU Staff

John Stanziola
Executive Director
Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

Mark C. Beyer
Manager
Board of Public Utilities
Two Gateway Center
Newark, New Jersey 07102
PHONE: (973)648-3860
FAX: (973) 648-4410

Robert Wojciak
Board of Public Utilities
Two Gateway Center
Newark, New Jersey 07102
PHONE: (973)648-3978
FAX: (973)648-4410

Nusha Wyner, Director
Division of Energy
Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

Dennis Moran
Division of Energy
Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

Petitioner

Randall V. Griffin Esq.
Assistant General Counsel
Conectiv
800 King Street
PO Box 231
Wilmington, Delaware 19899

Donna Kunzel
Assistant Treasurer
Conectiv
800 King Street
PO Box 231
Wilmington, Delaware 19899

Frank Kitzinger
Conectiv
800 King Street
PO Box 231
Wilmington, Delaware 19899

DAG

Helene Wallenstein, Esq.
Division of Law
Dept. of Law & Public Safety
124 Halsey Street
Newark, New Jersey 07102
PHONE: (973)648-4846